REQUEST FOR INTERIM FINANCIAL STATEMENTS

Dear Shareholder:

In accordance with National Instrument 54-102 of the Canadian Securities Administrators, shareholders of the Corporation may elect annually to receive interim corporate mailings, including interim financial statements of the Corporation, if they so request. If you wish to receive such mailings, please complete and return this form to:

COMPUTERSHARE TRUST COMPANY OF CANADA 100 University Avenue 9th Floor Toronto, Ontario M5J 2Y1

NAME:	___________________________________________________________________________________________________________________________________

ADDRESS:	___________________________________________________________________________________________________________________________________

___________________________________________________________________________________________________________________________________

___________________________________________________________________________________________________________________________________

________________________________________________________ POSTAL CODE: ___________________________________________________

I confirm that I am an owner of the shares of the Corporation.

SIGNATURE OF
SHAREHOLDER: __________________________________________

DATE: ___________________________________________________

CUSIP: 896924107